DryShips Inc. Announces the Change to its Financial Year End


ATHENS, Greece, February 23, 2005 - DryShips Inc. (Nasdaq: DRYS), announced today that it has changed its financial year end from October 31 to December 31 with effect from the year end 2004. The change of the financial year end will bring our year end into line with other US listed shipping companies. About DryShips Inc.

DryShips Inc., based in Greece, is an owner and operator of drybulk carriers that operate worldwide. DryShips currently owns a fleet of six drybulk carriers and has entered into agreements to purchase an additional 11 vessels.

                      Visit our website at www.dryships.com
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Company Contact:
Christopher J. Thomas
Chief Financial Officer
DryShips Inc.
011-30-210-809-0570
E-mail: management@dryships.gr

Investor Relations / Media:
Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. 212-661-7566 E-mail: nbornozis@capitallink.com


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